FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes___ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

            Set forth herein as Exhibit 1 is a copy of News Release for February 18, 2005 - TOP Tankers Reports Fourth Quarter and Fiscal Year 2004 Results issued by TOP Tankers Inc. on February 18, 2005.

Exhibit 1

NEWS RELEASE for February 18, 2005 at 7:35 AM EST

Contact:    Michael Mason (investors)     Stamatis Tsantanis, CFO
            Allen & Caron Inc             TOP Tankers Inc
            212 691 8087                  011 30 210 697 8199
            michaelm@allencaron.com       snt@toptankers.com

                             TOP TANKERS REPORTS FOURTH QUARTER
                                AND FISCAL YEAR 2004 RESULTS

ATHENS, GREECE (February 18, 2005) ... TOP Tankers Inc (NasdaqNM:TOPT) today announced operating results for the fourth quarter and the fiscal year ended December 31, 2004.

   For the three months ended December 31, 2004, the Company reported net income of $ 19,286,000, or $0.80 per share, compared with net income of $688,000, or $0.11 per share, for the fourth quarter of 2003. The weighted average number of basic and diluted shares used in the computations was 24,196,917 and 6,000,000 for the fourth quarter of 2004 and 2003, respectively.

   For the three months ended December 31, 2004, operating income was $21,302,000 compared with $1,136,000 for the fourth quarter of 2003. EBITDA* for the fourth quarter of 2004 was $28,254,000 compared with $2,322,000 for the previous year's fourth quarter. Voyage revenues for the fourth quarter of 2004 were $47,722,000 compared to $6,441,000 recorded in the fourth quarter of the previous year.

   For the year ended December 31, 2004, TOP Tankers reported net income of $32,739,000, or $2.53 per share, compared to $1,634,000, or $0.27 per share, for the previous year. The weighted average number of basic and diluted shares used in the computations was 12,922,449 and 6,000,000 for the years ended December 31, 2004, and 2003, respectively.

   For the year ended December 31, 2004, operating income was $37,268,000 compared with $2,710,000 for the previous year. EBITDA for 2004 was $52,081,000 compared to $7,172,000 for the previous year. Voyage revenues for the year ended December 31, 2004, was $93,774,000, compared to $23,085,000 recorded in the previous year.

   Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "2004 was a milestone year for our Company:

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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 2-2-2

o We listed our shares on the Nasdaq National Market on July 23, raising $146.6 million, the largest shipping IPO at the time.
o We completed our follow-on public offering on November 5, raising $148 million.
o We successfully acquired a fleet of 10 modern double-hull vessels with the proceeds of our IPO in record time, and we are in the process of taking delivery of another five modern double-hull tankers, acquired with the proceeds of our follow-on offering.
o Our total fleet size increased six times, from five vessels, or 0.18 million Dwt on December 31, 2003, to 15 vessels, or 1.08 million Dwt on December 31, 2004, and 10.2 times pro-forma the delivery of the follow-on vessels.
o We sold two of our single-hull Handysize vessels and increased our double-hull configuration to 97.2 percent by Dwt. Consistent with our policy of operating a high quality double-hull fleet, we intend to sell our last single-hull tanker during 2005.
o We fixed our 10 Handymax vessels with major oil-traders on long-term employment contracts at profitable base rates with 50/50 profit sharing on subcharters. This employment strategy allows us to minimize downside risk, secure a significant part of our cashflow and benefit from higher spot voyage charter rates.

   "We look forward to expanding our tanker fleet in 2005 and will also explore acquisitions in the dry-bulk carrier sector as opportunities arise that satisfy our investment criteria."

   The following key indicators serve to highlight changes in the Company's financial performance during the fourth quarters and years ended December 31, 2003 and 2004:

                                                Total Fleet                Total Fleet
                                            Three Months Ended             Year Ended
                                               December 31,               December 31,
(In US dollars unless otherwise stated)   2003     2004   %Change     2003     2004   %Change
Total available ship days                   460    1,447  214.6%    1,609      3,517   118.6%
Total operating days                        444    1,307  194.4%    1,517      3,215   111.9%

Utilization                               96.5%    90.3%   -6.4%    94.3%      91.4%      -3%

TCE** per ship per day under spot        $9,727  $52,330    438%
voyage charter                                                     $10,428   $31,220  199.4%
TCE per ship per day under time         $12,658  $21,568   70.4%
charter                                                            $12,875   $18,020     40%

Net daily revenue per ship per day      $10,941  $31,336  186.4%   $11,304   $23,912  111.5%

Vessel operating expenses per ship per   $4,333   $5,142   18.7%
day                                                                $5,233     $4,846    -7.4%

General and administrative expenses      $1,061   $4,005  277.5%
per ship per day                                                   $1,128     $2,439   116.2%

Net cash flow from operating             $5,547  $22,189    300%
activities per ship per day                                         $4,943   $16,627  236.4%

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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 3-3-3

FLEET REPORT
------------
   During the fiscal year 2004, the Company's fleet size increased six times, from five vessels, or 0.18 million Dwt on December 31, 2003, to 15 vessels, or
1.08 million Dwt on December 31, 2004. During the year, the Company took delivery of four double-hull Suezmax tankers and 10 double-hull product tankers. In addition, the Company sold two single-hull vessels, the M/T Tireless and the M/T Med Prologue, to unrelated parties, recording a total book gain of $0.6 million. As of December 31, 2004, TOP Tankers operated a fleet of 15 tankers. The fleet consisted of four Suezmax, 10 Handymax and one Handysize vessel of approximately 1.08 million Dwt:

Crude Oil Tankers
                             Country     Year      Year      Hull
Suezmax                       Built      Built    Acquired   Type(1)      Dwt

Timeless                      Korea      1991      2004         DH      154,970
Flawless                      Korea      1991      2004         DH      154,970
Endless                       Brazil     1992      2004         DH      135,915
Limitless                     Brazil     1993      2004         DH      136,055
Total Suezmax                                                           581,910

Product Tankers
Handymax
Restless                      Korea      1991      2004         DH      47,084
Spotless                      Korea      1991      2004         DH      47,094
Doubtless                     Korea      1991      2004         DH      47,076
Victorious                    Korea      1991      2004         DH      47,084
Relentless                    Korea      1992      2004         DH      47,084
Sovereign                     Korea      1992      2004         DH      47,084
Invincible                    Korea      1992      2004         DH      47,084
Vanguard                      Korea      1992      2004         DH      47,084
Fearless                      China      1992      2003         DH      44,646
Faithful                      Japan      1992      2002         DH      45,720
Total Handymax                                                         467,040

Handysize
Yapi                          Poland     1989      2000         SH      29,998
Total Handysize                                                         29,998

TOTAL COMBINED FLEET                                                 1,078,948

1) DH = Double-hull tanker; SH = Single-hull tanker


   On November 3, 2004, the Company enter into an agreement to acquire five modern double-hull Suezmaxes. The first Suezmax, M/T Priceless, was delivered on February 3, 2005, and the second vessel, M/T Stopless, is expected to be delivered within the next 20 days. The remaining three are expected to be delivered by April 15, 2005. Upon delivery of the remaining vessels, the Company will own and operate a fleet of 20 tankers, or 1.8 million Dwt, comprising of nine double-hull Suezmaxes, 10 double-hull Handymaxes and one Handysize vessel.

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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 4-4-4

FLEET DEPLOYMENT
----------------
   During the fourth quarter of 2004, the Company had approximately 68 percent of the fleet's net operating days on long-term employment contracts. Approximately 60 percent of the fleet's estimated net operating days for the first quarter of 2005, and 50 percent for the entire year 2005, are secured by time charters with 50/50 profit-sharing on subcharters expected to generate, at the base rate, approximately $50 million in revenues for 2005.

   During the fourth quarter of 2004, the Company's Suezmax fleet operated in the spot market, earning on average approximately $74,925 per vessel per day on a time charter equivalent (TCE) basis.

    All of the Company's Handymax tankers operate under 50/50 profit-sharing employment agreements with Glencore and Vitol. Four of these contracts have a base rate of $14,500 per day as well as a profit sharing provision based on the actual rate that the charterer generates from the vessel. Under the profit sharing provision, the Company receives, on a quarterly basis, the first $500 per day that the charterer generates from the vessel in excess of the base rate and 50 percent of the excess thereafter above $15,000 per day. These time charters expire in August 2006. The contracts for the six remaining Handymax vessels have a base rate of $14,250 per day until December 31, 2005, and base rate of $13,250 per day from January 1, 2006, until expiration of the contracts in February or March of 2007, as well as a profit sharing provision based on the actual rate that the charterer generates from the vessel. Under the profit sharing provision, the Company receives, on a quarterly basis, the first $250 per day (until December 31, 2005) and the first $1,250 per day (from January 1, 2006, until expiration of the contracts) that the charterer generates from the vessel in excess of the base rate and 50 percent of the excess thereafter above $14,500 per day.

   Including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet earned, on average, approximately $21,590 per vessel per day on a time charter equivalent (TCE) basis.

   During the fourth quarter of 2004, the Company's Handysize fleet operated in the spot market, earning an average approximately $12,567 per vessel per day. The remaining Handysize vessel is expected to continue operating in the spot market.

CREDIT FACILITY
---------------
   As of December 31, 2004, TOP Tankers had total indebtedness of $197 million, provided by the Royal Bank of Scotland, maturing in 2012. On October 1, 2004, the Company entered into an interest rate swap for an amount of $98.5 million for a period of four years. Under this agreement the interest rate is fixed at
3.61 percent, in addition to the applicable 1 percent spread. The interest rate for the $98.5 million is LIBOR, plus a 1 percent spread. The Company's ratio of indebtedness to total capital was approximately 38 percent.

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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 5-5-5

   In connection with the acquisition of the five follow-on tankers, the Company entered into additional financing agreements with the Royal Bank of Scotland and DVB Bank, for a total of $140 million.

DIVIDEND
--------
   The Company paid its first dividend of $0.21 per share on January 12, 2005, to shareholders of record as of December 22, 2004.

CONFERENCE CALL AND WEBCAST
---------------------------
   TOP Tankers management team will host a conference call today February 18, 2004, at 11:00 a.m. EST, to review the results and to discuss other corporate news and its outlook. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-407-8035 (from the US and Canada) or +1 201-689-8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.vcall.com.

   A telephonic replay of the conference call will be available by dialling 877-660-6853 (from the US and Canada) or +1 201-612-7415 (from outside the US and Canada); enter account number 1628 and conference ID number 139432. An online archive will also be available immediately following the call at the sites noted above. Both are available through February 25, 2005.

   * EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this press release because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

   ** Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

ABOUT TOP TANKERS INC
---------------------
   TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company expects to own and operate a fleet of 20 tankers, consisting of nine Suezmax tankers, 10 Handymax tankers and one Handysize tanker, with a total carrying capacity of approximately 1.84 million Dwt. By Dwt, 98.4 percent of the Company's fleet will be double-hull and 93.5 percent of the fleet will be sister ships.

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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 6-6-6

FORWARD-LOOKING STATEMENTS
--------------------------
   Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

   The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

   Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TOP Tankers' operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

    Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                       TABLES FOLLOW


TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 7-7-7

   TOP TANKERS INC.
   (Formerly Ocean Holdings Inc.)

   CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
   (Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                Three Months Ended            Year Ended
                                                   December 31,              December 31,
                                            ----------------------------  -------------------
                                                2003            2004       2003       2004
                                            --------------   -----------  --------  ---------
REVENUES:
Voyage revenues                                   6,441        47,722    23,085     93,774
EXPENSES:
  Voyage expenses                                 1,583         6,766     5,937     16,898
  Vessel operating expenses                       1,992         7,440     8,420     17,045
  Depreciation and amortization                   1,242         6,820     4,203     14,622
  General and administrative expenses               488         5,795     1,815      8,579
  Gain on sale of vessels                             -         (401)         -      (638)
                                          --------------   -----------  --------  ---------
  Operating income                                1,136        21,302     2,710     37,268
                                          --------------   -----------  --------  ---------

OTHER INCOME (EXPENSES):
  Interest and finance costs                      (392)       (2,505)   (1,336)    (5,201)
  Interest income                                     -           357         1        481
  Other, net                                       (56)           132       259        191
                                          --------------   -----------  --------  ---------
  Total other expenses, net                       (448)       (2,016)   (1,076)    (4,529)

                                          --------------   -----------  --------  ---------
  Net Income                                        688        19,286     1,634     32,739

                                           =============   ===========  ========  =========

  Earnings per share, basic and diluted            0.11          0.80      0.27       2.53
                                          ==============   ===========  ========  =========

  Weighted average number of shares, basic
  and diluted                                 6,000,000    24,196,917   6,000,000 12,922,449


  EBITDA RECONCILIATION
  (Expressed in Thousands of U.S        Three Months Ended        Year Ended December
  Dollars)                                 December 31,                   31,
                                      ---------------------------  -----------------------
                                        2003           2004          2003        2004
                                      ----------  ---------------  ---------  ------------
  EBITDA                                2,322           28,254      7,172        52,081

  DEPRECIATION AND AMORTIZATION         1,242            6,820      4,203        14,622

  INTEREST AND FINANCE COSTS            (392)          (2,148)    (1,335)       (4,720)


  NET INCOME                              688           19,286      1,634        32,739

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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 8-8-8


  TOP TANKERS INC.
  (Formerly Ocean Holdings Inc.)

  CONSOLIDATED BALANCE SHEETS
  (Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                   December 31, December 31
                                                     2003          2004
                                                  ------------  ------------
                                                                (Unaudited)
  ASSETS

  CURRENT ASSETS:
      Cash and cash equivalents                         2,343       124,768
      Other current assets                              2,519        26,225
                                                  ------------  ------------
                                                  ------------  ------------
            Total current assets                        4,862       150,993

  NON-CURRENT ASSETS:
      Advances for vessels acquisitions                     -        25,650
      Vessels, net                                     48,074       355,997
      Deferred charges and other
        non-current assets                              2,975         9,382

                                                  ------------  ------------
                                                  ------------  ------------
            Total assets                               55,911       542,022
                                                  ============  ============
                                                  ============  ============

   LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
      Current portion of long-term debt                 4,085        20,000
      Dividends payable                                     -         5,845
      Other current liabilities                         4,981        17,423
                                                  ------------  ------------
                                                  ------------  ------------
            Total current liabilities                   9,066        43,268


   LONG-TERM DEBT, net of current portion              30.526       177,000

   STOCKHOLDERS' EQUITY                                16,319       321,754

                                                  ------------  ------------
                                                  ------------  ------------
            Total liabilities and stockholders'
            equity                                     55,911       542,022
                                                  ============  ============


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TOP TANKERS REPORTS FOURTH QUARTER, FISCAL YEAR 2004 RESULTS
Page 9-9-9

   TOP TANKERS INC.
   (Formerly Ocean Holdings Inc.)

   CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
   (Expressed in thousands of U.S. Dollars)
                                                 Year Ended December 31,
                                                 ------------------------
                                                    2003         2004
                                                 ------------  ----------

   Cash  Flows   from   (used  in)   Operating
   Activities:
     Net income                                          1,634      32,739
     Adjustments to reconcile net income to
     net cash
     provided by operating activities:
       Depreciation and amortization                     4,324      15,377
       Gain on sale of vessels                              -         (638)
     Change in operating assets and
     liabilities                                         1,386    (11,512)
     Payments for dry-docking                          (2,414)     (7,365)
                                                  ------------  ----------
   Net Cash from Operating Activities                    4,930      28,601
                                                  ............  ..........

   Cash Flows from (used in) Investing
   Activities:
       Advances for vessels acquisitions                    -    (25,650)
       Acquisition of vessels and equipment           (19,550)   (328,104)
       Net proceeds from sale of vessel                     -       8,536
       Other                                             (451)         619
                                                  ------------  ----------
   Net Cash used in Investing Activities              (20,001)   (344,599)
                                                  ............  ..........

   Cash Flows from (used in) Financing
   Activities:
       Proceeds from long-term debt                     25,850     281,900
       Payments of long-term debt                     (14,289)   (119,511)
       Issuance of common stock and capital
       contributions                                     6,484     281,107
       Payment of financing costs                        (154)     (2,755)
       Dividends paid                                    (571)     (2,318)
                                                  ------------  ----------
                                                  ------------  ----------
   Net Cash from Financing Activities                   17,320     438,423
                                                  ............  ..........

   Net increase in cash and cash equivalents             2,249     122,425
   Cash and cash equivalents at beginning of
   year                                                     94       2,343
                                                  ------------  ----------
   Cash and cash equivalents at end of year              2,343     124,768
                                                  ============  ==========

   SUPPLEMENTAL CASH FLOW INFORMATION
       Interest paid                                     1,045       3,157
                                                  ============  ==========

                                          # # # #

                                         SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TOP TANKERS INC.
                                        (registrant)



Dated: February 18, 2005
                                         By: /s/ Stamatis N. Tsantanis
                                             --------------------------
                                             Stamatis N. Tsantanis
                                             Chief Financial Officer


23116.0001 #549465